PANNONPLAST

INDUSTRIES PLC.
Chairperson - CEO
H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
[redacted]1) 207-1928

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, 14th November, 2002

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Flash Report on Q1-3 2002 Operations

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

Enclosure

File No. 82-4548

PANNONPLAST PLC.
Flash Report on Q1-Q3 2002 Operations

1.SUMMARY

- The Company's activities in Q3 were affected by negative external conditions: an unfavourable economic environment, a flat market and slackening demand. These coupled with the delayed economic resurgence created the need for radical reorganization and cost-reduction measures.
- The Group's consolidated sales revenues amounted to HUF 20,758 million - 12% less than the same period last year. The decrease in sales revenues affected domestic sales to a larger extent - the 33.4% export ratio exceeds that of last year.
- The Company's gross margin represents 91.7% of last year's value, i.e. HUF 6,232 million, due to the lag in sales revenues. The margin ratio is 30%, which slightly exceeds last year's figure. The SG&A amounts to HUF 5,323 million, which is HUF 511 million higher than that of 2001. This increase is the result of costs incurred by reorganization and staff reduction measures.
- Operating income (EBIT) is HUF 787 million, i.e. 42.4% of the 2001 figure. The negative performance of the injection-moulding cluster contributed strongly to this lag. Operating cash flow (EBITDA) is HUF 2,810 million, or 70.1% of last year's number. Income before taxes is only 26.6% of last year's value because of the more unfavourable balance of financial operations. The net result is HUF 120 million in Q1-Q3, which lags behind the Q1-Q3 2001 value by HUF 993 million.
- The Group's consolidated fixed assets value is HUF 20,610 million - slightly lower than that in 2001. Shareholders' equity amounts to HUF 17,397 million, which is similar to last year. In Q1-Q3 the Company spent HUF 985 million on investments, while Capex amounted to HUF 4.2 billion in 2001.
- Pannon Aldra's continuously worsening sales opportunities and its increasing losses led to the decision to stop calanderized PVC foil production.
- The company improved the efficiency of its production during the course of its cost-reduction programs by merging plants. The number of employees decreased by 236 in Q1-Q3 2002 as a result of different organizational measures.
- Pannonplast continuously monitors the market for opportunities, follows the demand of larger customers and explores new possibilities. Taking into consideration the effects of the measures taken and the increasing market demand, the Company modified its annual earnings forecast in October.
- In order to adapt to the unfavourable economic circumstances, in addition to our strict cost management measures, we are striving to meet our customers' demand with modern and innovative products and solutions. Our existing machinery and assets are capable of efficiently manufacturing high-quality products, and management and employees are willing and able to be flexible in order to adapt to the circumstances. With all of the above Pannonplast is certain to overcome its present difficulties and rapidly return to its previous growth.

2. DATA SUMMARY

	30.09.2002 (HUF million)	*30.09.2001 (HUF million)*	*Index (%)*
Total Sales Revenues	20 758	23 595	88.0
Sales in foreign countries	6 928	7 532	92.0
-- ratio %	-- 33.4	-- 31.9	
Operating Profit (EBIT)	787	1 855	42.4
Operating Cash Flow (EBITDA)	2 810	4 009	70.1
Income before tax	396	1 490	26.6
Net Income	120	1 113	10.8
Total Shareholders' Equity	17 397	17 664	98.5
Total Assets	33 777	35 227	95.9

3. ANALYSIS OF THE INCOME STATEMENT

3.1. The Company's sales revenues for Q1-Q3 2002 were 12% lower than in Q1-Q3 2001. Q3 2002 sales were lower than Q3 2001 and Q2 2002 sales. The high-seasonality effect could not compensate for the production deficit of this year, which resulted from maintenance work at the subsidiaries during the summer.
The Company's foreign sales lag behind 2001 foreign sales by 8%, although its ratio to total sales revenue increased from 31.9% to 33.4%.
Pannunion and Pipelife Romania's turnover increased slightly in Q3, but because of strong competition and the delay of Romanian state-financed projects it was significantly lower than forecasted.
Pannon Aldra's sales decreased as a result of the decision to stop manufacturing. Polifoam and FCI's performance in Q3 was similar to that of the same period last year. Tu-Plast's sales increased.
Sales Revenues of the Consumer Packaging Cluster were 3% lower compared to last year. Unical and Almand increased their turnover, while the sale of other subsidiaries decreased.
Sales Revenues of the Injection Moulding Technology Cluster plummeted by 27%. Customer demand for monitors and other electronic entertainment products decreased further in Q3 2002. Dexter's sales revenue is low because of the reorganization that took place in the previous quarter as well as the suspended market demand. Pannon Tara and Multicard are seeing an intensification of their competitors' attempts to depress prices.

3.2. Gross margin ratios have risen from 28.8% to 30% of those of the 2001. The percentage increase was caused by the decrease of the low-margin injection moulding cluster share, whose margin lag was 8.3%, i.e. HUF 562 million. The plastics' mass purchase price stabilized on a high in Q3. In the interest of maintaining market share, this price increase was only partly passed on to the customer.

3.3. Selling General and Administrative Costs were HUF 5,323 million, exceeding the last year's value by 10.6%, which is 25.6% of the sales revenues. Costs in connection with the reorganization and staff-reduction measures, along with production mergers exceeded the savings realized by strict cost management. The effect of the cost-reduction measures and savings will be seen next year.
Other expenses and income are similar to those of last year, and other income slightly surpassed other expenses in this quarter, as a result of the sale of smaller fixed assets.

3.4. The Company's Operating profit (EBIT) is HUF 787 million, which is 42.4% of that in basis period. Despite the slightly favourable margin ratio, this quarter's EBIT lags behind the previous quarter's figures by HUF 197 million. This is a result of lower profit from lower sales revenues, and increased SG&A costs from one-time costs.
Operating cash flow (EBITDA) amounted to HUF 2,810 million, which represents only 70% of last year's figure due to the lag of the operating result.

3.5. The balance of financial operations is HUF 394 million expenses, stemming from the FX gain on bank debts and the balance of received and paid interest. As a result of the weakening HUF the Company decreased its FX gain in the previous quarter, but slightly increased its financial income at the end of Q3. Financial expenses in Q3 followed a similar pattern to Q2.

3.6. The usual operational result is HUF 393 million, i.e. 25.3% of the same period last year. The Company's income before tax is HUF 396 million, representing 26.6% of the basis period. Pro rated corporate tax amounts to HUF 117 million, i.e. a 23.6% tax rate. This is further deformed by the effect of companies with a negative tax basis.
The net result of Q1-Q3 2002 is HUF 120 million, or 10.8% of last year's figure.

4. ANALYSIS OF THE BALANCE SHEET

4.1. The HUF 902 million decrease in tangible assets is the result of realized depreciation and tangible asset sales related to the reorganization measures. The HUF 49 million increase in investments is mostly due to the increased registered capital in Polifoam's new Polish and Russian subsidiaries. The consolidated net value of the Company's fixed assets is HUF 20,610 million, 4.1% lower than last year.

4.2. The 5.5% and 5.8% decreases in inventories and receivables respectively were caused by the remarkable slowdown in turnover. The HUF 163 million increase of cash liquidity is the result of a significant withholding of investments.

4.3. Pannonplast's Shareholders' Equity at the end of the given period amounted to HUF 17,397 million. The HUF 267 million decrease is due to the payment of dividends, the exchange rate loss on the foreign subsidiaries' balance sheets, which are in the local currency, and the lagging results on the balance sheets.

4.4. The HUF 1,591 million decrease of long-term debt came from repayments during the given period as well as from the rearrangement of the given year's reimbursements of short-term debts. Short-term debts decreased compared to last year. The value of the debt portfolio is HUF 9,551 million, HUF 1,841 million lower than that of 2001. The debt portfolio to shareholders' equity ratio is 54.9%. Accounts payable were down by HUF 263 million as a result of the lower turnover. Other short-term liabilities stem from an increase in accrued values and subsidiaries' payables connected to related parties.

4.5. Cash resulting from operational activities in the Company's cash flow shows a HUF 1,434 million increase as a result of the relative withheld value of the working capital's cash demand. This is reduced by HUF 1,287 million, however, due to the demand for cash related to decreased investments and financial items. Cash on hand, at the end of the period amounted to HUF 1,127 million, surpassing last year's figure by HUF 147 million.

5. MAJOR CORPORATE EVENTS IN Q3 2002

5.1. On September 10, the Company informed its shareholders that, in agreement with its co-owner, the decision was made to end manufacturing activities at the Pannon Aldra subsidiary this year.

5.2. On the basis of the preliminary demand by the users of the Group's products and the seasonality experienced in the previous years the Company announced the modification of its earlier profit forecast in a Profit Warning Announcement on October17.

5.3. The same day, the Company made public the summary of its measures to improve the profitability and effectiveness of the Group's operations.

6. EMPLOYEES

6.1. The total number of Pannonplast Group employees was 2482 in the basis period; 2448 on January 1, 2002 and 2212 on September 30, 2002. Hungarian employment amounted to 2359 employees in the basis period and 2003 employees on September 30, 2002.

7. CHANGES IN REGISTERED CAPITAL, MANAGEMENT AND THE ORGANIZATION OF THE COMPANY

7.1. The par value of the Company's registered capital was HUF 421,093,100 on September 30, 2002. This is up by HUF 445,500 compared to December 31, 2001 as a result of the conversion of cash dividends into stocks.

7.2. The Company held 124,281 treasury shares as of September 30, same as on June 30.

7.3. Personnel changes: There was no change in senior personnel or in the management board of the Company in the third quarter.

Budapest, November 14, 2002

Dr. Erzsébet Fehér
CEO and Chairperson

The management of Pannonplast Plc. is going to hold a press briefing for the media and analysts at its headquarters (Budapest, district XXII, Nagytétényi út 216-218) on November 14, 2002, at 1:00 pm.

Sales Revenues by Production Units
Pannonplast Group, Q3 2002.
(Unconsolidated, unaudited figures)

HUF million

	Sales Revenues	
	Q1-3 2002	Q1-3 2001
Pannonpipe Ltd.	6 720	7 206
Pipelife-Románia	784	1 136
Pannon Aldra Ltd.	1 935	2 216
Polifoam Ltd.	1 383	1 485
FCI Ltd.	687	676
Tu-Plast Ltd.	730	569
Pannunion Ltd.	4 486	4 738
Unical Ltd.	394	195
Almand Ltd.	595	448
Pannon-Effekt Ltd.	884	1 016
Interagropak Ltd.	448	527
Kaposplast Ltd.	553	636
Moldin Ltd.	3 490	4 822
Moldin 2000 Plc.	1 665	2 301
Pannon-Tara Ltd.	601	712
Dexter Plc.	438	741
Multicard Ltd.	203	296

Consolidated Figures by Cluster

HUF million

Clusters	Sales Revenues		Operating income	
	2002	2001	2002	2001
	Q1-3		Q1-3	
Strategic Alliances	7 230	8 010	540	653
Consumer Packaging	7 451	7 659	381	636
Injection Moulding	6 395	8 791	-15	741
Special Technologies	254	345	15	75
Total *	21 329	24 804	921	2 105

* Before intra-company transfer adjustments and excluding headquarters' figures

DATA SHEETS

Company name: PANNONPLAST Industries Plc.
Address: H-1225 Budapest, Nagytétényi út 216-218.
Sector: Plastics processing
Period: Q3 2002
Investor relations: Ms. JILLING Erika
Phone: (+36-1) 207-1808
Fax: (+36-1) 207-1464
E-mail: erika.jilling@pannonplast.hu

FINANCIAL DATA SHEETS

PK1. General Information Regarding Financial Data

	Yes	No
Audited		X
Consolidated	X	

Accounting Standards	Hungary	IAS	Other
		X	

PK2. Subsidiaries Involved in Consolidation

Name	Shareholder Equity/Capital	Stake (%)	Voting rate	Listing[1]
Pannonpipe Ltd.	2873.5	50.0	50.0	J
Moldin Ltd.	2692.4	100.0	100.0	F
Pannon Aldra Ltd.	2570.0	50.0	50.0	J
Pannunion Ltd.	2220.7	89.0	89.0	F
Tu-Plast Ltd.	931.8	60.0	60.0	F
Dexter Plc.	868.0	88.5	88.5	F
Polifoam Ltd.	754.1	51.0	51.0	F
Moldin 2000 Plc.	710.0	100.0	100.0	F
Almand Ltd.	512.7	100.0	100.0	F
Pannon-Tara Ltd.	467.7	100.0	100.0	F
FCI Ltd.	420.0	58.0	58.0	F
Multicard Ltd.	400.0	100.0	100.0	F
Pannon-Effekt Ltd.	311.0	100.0	100.0	F
Kaposplast Ltd.	310.0	100.0	100.0	F
Unical Ltd.	296.8	100.0	100.0	F
Interagropak Ltd.	287.6	51.0	51.0	F
Recyclen Ltd.	216.8	100.0	100.0	F
Kuala Ingatlanhaszn. Ltd.	179.2	100.0	100.0	F
MÜKI Ltd.	143.8	100.0	100.0	F
Karbantartó Ltd.	41.2	100.0	100.0	F

[1] Fully Controlled (F); Jointly Managed (J); Affiliated (A)

PK3. **IAS Consolidated BALANCE SHEET (non-audited; in HUF million)**

	30.09.2002	*30.09.2001*	*index (%)*
A. Total Fixed Assets	**20 610**	**21 493**	**95.9**
Intangible Assets	1 637	1 667	98.2
Tangible Fixed Assets	18 908	19 810	95.4
Investments	65	16	406.3
B. Total Current Assets	**13 167**	**13 734**	**95.9**
Inventories	4 213	4 457	94.5
Accounts Receivable	7 827	8 313	94.2
Securities, Cash and Deposits	1 127	964	116.9
TOTAL ASSETS	**33 777**	**35 227**	**95.9**
D. Total Shareholders' Equity	**17 397**	**17 664**	**98.5**
Share capital on Par Value	421	421	100.0
Capital Reserves, Retained Earnings	16 856	16 130	104.5
Retained Earnings	120	1 113	10.8
Minority Interest	1 535	1 518	101.1
Deferred Income	83	121	68.6
F. Total Liabilities	**14 762**	**15 924**	**92.7**
Long Term Liabilities	5 176	6 767	76.5
Current Liabilities	9 586	9 157	104.7
- Accounts Payable	*3 701*	*3 964*	*93.4*
- Short Term Debt	*4 375*	*4 625*	*94.6*
- Other Current Liabilities	*1 510*	*568*	*265.8*
TOTAL S/E & LIABILITIES	**33 777**	**35 227**	**95.9**

PK4. **IAS Consolidated INCOME STATEMENT (non-audited; in HUF million)**

	30.09.2002	*30.09.2001*	*index (%)*
Sales	20 758	23 595	88.0
Cost of Sales (COGS)	(14 526)	(16 801)	86.5
Gross margin	**6 232**	**6 794**	**91.7**
Sales General & Administrative	(5 323)	(4 812)	110.6
Other Expenses	(532)	(545)	97.6
Other Revenues	410	418	98.1
A. Earnings before Interest and Taxes	**787**	**1 855**	**42.4**
Income, Financial Operations	151	327	46.2
Expenses, Financial Operations	(545)	(629)	86.6
B. Result of Financial Operations	**(394)**	**(302)**	
C. Operating Profit Before Tax	**393**	**1 553**	**25.3**
D. Non-Operating Items	**3**	**(63)**	
E. Income Before Tax	**396**	**1 490**	**26.6**
Income Tax	(117)	(254)	46.1
F. After Tax Income (without minority interest)	**279**	**1 236**	**22.6**
Minority Interest	(159)	(123)	129.3
G. Net Income for the Period	**120**	**1 113**	**10.8**

PK5. **IAS Consolidated CASH-FLOW STATEMENT (non-audited; in HUF million)**

	30.09.2002	*30.09.2001.*
Net Income	120	1 113
Depreciation	2 023	2 154
Change in Working Capital	(734)	(2 354)
Other Operating Adjustment	25	(2)
Cash from Operation	**1 434**	**911**
Purchase of Fixed Assets	(985)	(4 163)
Sale of Fixed Assets	182	183
Other Cash from Investment Activity	(1)	0
Cash from Investment Activities	**(804)**	**(3 980)**
Change in Long Term Debt	(1)	1 595
Change in Short Term Debt	336	1 238
Dividends Paid	(449)	(564)
Other Cash from Financing Activities	(319)	286
Cash from Financing Activities	**(483)**	**2 555**
Net Change in Cash	147	(514)
Cash on Hand, Beginning of Period	980	1 401
Cash on Hand, End of Period	**1 127**	**887**

PK6. Major Off-Balance-Sheet Items: There are no such items.

DATA REGARDING SHAREHOLDING STRUCTURE AND OWNERSHIP:

RS1. Ownership Structure

Owned by	**Total Shareholders' Equity**			
	June 30, 2002		**September 30, 2002**	
	%	**Shares**	**%**	**Shares**
Local Institutions	26.27	1,104,975	26.24	1,104,975
Foreign Institutions	53.89	2,266,924	59.94	2,271,379
Local Private Individuals	15.22	640,123	15.20	640,123
Foreign Private Individuals	0.26	10,842	0.26	10,842
Employees, Executives	1.30	54,806	1.30	54,806
Treasury Shares	2.95	124,281	2.95	124,281
Government Body	0.11	4,525	0.11	4,525
International Development Institutions	-	-	-	-
Other	-	-	-	-
Total	**100.0**	**4,206,476**	**100,00**	**4,210,931**

RS2. Number of Treasury Shares in the Current Year

January 1	March 31	June 30	September 30
31,281	43,281	124,281	124,281

RS3. Owners Holding 5+% of Shares (End of Period)

Name	Nationality [1]	Activity [2]	Shares held	Stake (%)	Remarks
Pictet & CIE A.G.	F	I	532,806	12.66	
Karsai Holding Plc.	D	I	342,094	8.12	
EEDF Investments Ltd.	F	I	271,607	6.46	

1 Domestic (D), Foreign (F)
2 Custodian (C), State-owned (S), International Development Institution (ID), Institution (I), Private (P), Employee/Officer (E)

DATA REGARDING THE COMPANY'S STRUCTURE AND OPERATION

TSZ2. Number of Employees (persons)

30.09.2001	01.01.2002	30.09.2002.
2482	2448	2212

TSZ3. Senior Executives and Employees in Strategic Positions

There were no changes in the Company's structure, in senior positions in the shares ownership in the third quarter.

DATA REGARDING EXTRAORDINARY ANNOUNCEMENTS

ST1. Extraordinary Announcements Published during the Period

Date	Published	Subject
02.07.2002	03.07.2002	Extraordinary Announcement on Capital Increase
13.08.2002	14.08.2002	Flash Report on 1st Half 2002
10.09.2002	11.09.2002	Extraordinary Announcement: End of Pannon Aldra's Manufacturing Activity
17.10.2002	18.10.2002	Extraordinary Announcement: Profit Warning